Mail Stop 3561

     October 3, 2005

Via US Mail and Facsimile

Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa),
  Societe Anonyme
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg

  Re: Quilmes Industrial (Quinsa), Societe Anonyme
  Form 20-F for the fiscal year ended December 31,
2004
  File No. 001-14278

Dear Mr.Castelli:

 We have completed our review of your Form 20-F and have no
further comments at this time.

Sincerely,

Michael Moran
Branch Chief